BD

02018318

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
48109

SEC MAIL RECEIVED PROCESSING MAR 0 1 2002 WASH. D.C. 354 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Osprey Partners LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Riverside Avenue
(No. and Street)

Westport (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew I Rebold (203)226-7432
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Klarberg, Raiola & Associates
(Name — *if individual, state last, first, middle name*)

500 FIfth Avenue Suite 3000 New York, NY 10110
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/02

OATH OR AFFIRMATION

I, Matthew I Rebold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Osprey Partners LLC, as of December 31, 2001, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

PARTNER
Title

[signature]
Notary Public

My Commission Expires 1/31/07

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OSPREY PARTNERS LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

OSPREY PARTNERS LLC
TABLE OF CONTENTS

KLARBERG, RAIOLA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
500 FIFTH AVENUE, SUITE 3000
NEW YORK, NY 10110
Tel: (212) 921-4040
Fax:(212) 921-3765

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Osprey Partners LLC
50 Riverside Avenue
Westport, CT 06880

We have audited the accompanying statement of financial condition of Osprey Partners LLC as of December 31, 2001 and the related statements of operations, changes in members' capital, and cash flow for the year ended December 31, 2001. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Osprey Partners LLC as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of an additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of The Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Klarberg Raiola & Associates

New York, New York
February 21, 2002

OSPREY PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Current Assets		
Cash	$	106,442
Accounts Receivable		18,472
Investments		20,100
Prepaid Expenses		1,150
Total Current Assets	$	146,164
Fixed Assets		
Equipment & Furniture	$	47,658
Accumulated Depreciation		(44,861)
Total Fixed Assets	$	2,797
Other Assets		
Security Deposits	$	6,250
Total Other Assets	$	6,250
TOTAL ASSETS	$	155,211
LIABILITIES AND MEMBERS' CAPITAL		
Liabilities		
Accrued Payroll Taxes Payable	$	2,331
Total Liabilities	$	2,331
Members' Capital		
Beginning Capital at January 1, 2001	$	110,577
Capital Contribution During 2001		-
Net Income (Loss)		42,303
Capital Distributions During 2001		-
Total Members' Capital	$	152,880
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$	155,211

The accompanying notes are an integral part of these financial statements

OSPREY PARTNERS LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2001

Commission Income	$	1,826,365
Selling and Administrative Expenses		
Commissions	$	1,600,882
Salaries & Wages		35,800
Amortization and Depreciation		2,784
Rent		24,180
Payroll Taxes		2,870
Insurance		16,316
Professional Fees		32,699
Telephone		6,196
Pension and Benefits		29,795
Other		33,726
Total Selling and Administrative Expenses	$	1,785,248
Net Operating Income (Loss)	$	41,117
Other Income		
Interest Income		1,186
Total Other Income		1,186
Net Income (Loss) Before Income Taxes	$	42,303
Income Tax Provision		-
Net Income (Loss)	$	42,303

The accompanying notes are an integral part of these financial statements.

OSPREY PARTNERS LLC
STATEMENT OF CHANGES IN MEMBERS' CAPITAL
For the Year Ended December 31, 2001

	Members' Capital
Balances at January 1, 2001	$ 110,577
Capital Contributions	-
Net Income(Loss)	$ 42,303
Capital Distributions	-
Balances at December 31, 2001	$ 152,880

The accompanying notes are an integral part of these financial statements.

OSPREY PARTNERS LLC
STATEMENT OF CASH FLOW
Year Ended December 31, 2001

Cash Flows from Operating Activities		
Net Income/(Loss)	$	41,117
Adjustments to Reconcile Net Income(Loss) to Net Cash Provided by Operating Activities		
Increase in Accounts Receivable	$	(18,472)
Increase in Prepaid Expenses		(44)
Decrease in Deposits		1,676
Depreciation & Amortization		2,784
Increase in Accrued Payroll Taxes Payable		843
Total Adjustments	$	(13,213)
Net Cash Provided by Operating Activities	$	27,904
Cash Flow from Investing Activities		
	$	-
Cash Flow from Financing Activities		
Interest Income	$	1,186
Net Cash Provided by Financing Activities	$	1,186
Net Increase (Decrease) for period	$	29,090
Cash, December 31, 2000	$	77,352
Cash, December 31, 2001	$	106,442

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flow, Osprey Partners LLC ("the Company") considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company's revenue is derived primarily from providing marketing services under written contracts with investment management organizations. The Company receives commissions from these organizations for their share of fees earned by the organization. Revenue is recognized when a manager pays their fee to the company as only then is the earnings process virtually complete.

2. Revenue Concentration

The company provides marketing services for five investment management organizations. Of the five customers, one customer generated a significant portion of the revenues both in 2000 and 2001. The revenue concentration is summarized as follows:

2001

Total Revenue	$1,826,365
Concentrated Revenue	$1,372,743
Percentage of Total Revenue	75.16%

2000

Total Revenue	$3,511,743
Concentrated Revenue	$2,804,888
Percentage of Total Revenue	79.87%

3. Income Taxes

Effective December 19, 1994 the Company elected, by consent of its' members, to be a Limited Liability Company.

For Federal income tax purposes the Company is treated as a partnership. Therefore, the Company does not pay Federal income taxes on its taxable income. Instead the members are liable for Federal income taxes on their share of the Company's taxable income. In addition, there is no provision for Connecticut state taxes, as the partners will be taxed personally on their share of the income, if any.

4. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital.

At December 31, 2001, the Company had net capital of $104,111 which was $99,111 in excess of its required net capital of $5,000.

5. **Pension Plan**

During 1997, the Company established a pension plan for benefit of its members and employees. The Company contributed $29,795 for 2001.

6. **Related Parties**

The members of the Company own 100% of another company Osprey Management, LLC. The Company paid a fee of $1,600,828 to Osprey Management, LLC during the year ended December 31, 2001. Osprey Management LLC, then distributed the entire amount to their members. As of December 31, 2001 there was no amount due from the Company to Osprey Management, LLC.

7. **Commitments and Contingencies**

Effective January 1, 2001, the Company signed a 31-month lease for office space in Westport, Connecticut. The lease payment for the new office space is $2,000 per month. Rent expense for the year ended December 31, 2001 was $24,180.

SUPPLEMENTARY INFORMATION

OSPREY PARTNERS LLC
COMPUTATION OF NET CAPITAL
As of December 31, 2001

Members' Capital	$	152,880
Less:		
Non Allowable Assets:		
Accounts Receivable		18,472
Investments		20,100
Fixed Assets		47,658
Accumulated Depreciation		(44,861)
Prepaid Expenses		1,150
Security Deposits		6,250
Total Non Allowable Assets		48,769
Net Capital Before Haircut on Marketable Positions	$	104,111
Less: Haircut on Marketable Securities		-
Net Capital	$	104,111
Minimum Capital Required		5,000
Excess Net Capital	$	99,111

Aggregate Indebtedness:		
Accrued Payroll Taxes Payable	$	2,331
Total Aggregate Indebtedness	$	2,331

The difference between this computation and the original focus report is due to audit adjustments made to the balance sheet.

OSPREY PARTNERS LLC
OTHER INFORMATION
As of December 31, 2001

No material inadequacies were found to exist. In addition, no material inadequacies were found to have existed since the inception of the Company.

The following items do not apply to the Company for the year ended December 31, 2001, and therefore have not been presented.

Statement of Changes in Liabilities subordinated to claims of creditors. The Company does not have any liabilities subordinated to claims of creditors.

Computation for determination of reserve requirements pursuant to rule 15c3-3. Exemption is claimed under rule 15c3-3(k)(2)(i). The Company is in compliance with the conditions of this exemption.

Information relating to the possession or control requirements pursuant to rule 15c3-3. Exemption is claimed under rule 15c3-3(k)(2)(i). The Company is in compliance with the conditions of this exemption.

A reconciliation, including appropriate explanation, of the computation of net capital under rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of rule 15c3-3. Exemption is claimed under rule 15c3-3(k)(2)(i). The Company is in compliance with the conditions of this exemption.

A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.

OSPREY PARTNERS LLC
INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2001

KLARBERG, RAIOLA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
500 FIFTH AVENUE, SUITE 3000
NEW YORK, NY 10110
Tel: (212) 921-4040
Fax:(212) 921-3765

INDEPENDENT AUDITOR'S SUPPLEMENTARY
REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors of
Osprey Partners LLC

In planning and performing our audit of the financial statements of Osprey Partners LLC for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Osprey Partners LLC that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 (2) in complying with the requirements for prompt payment of securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession of control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Company's objectives.

In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2001 and, further, no facts came to our attention indicating that the company was not in compliance with such conditions during the year ending December 31, 2001.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

New York, New York

February 22, 2002